

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2012

Via E-mail
Mr. Jeffrey L. Purvin
Chief Executive Officer
Response Biomedical Corporation
1781 – 75th Avenue W.
Vancouver, British Columbia, Canada

> **Re: Response Biomedical Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 000-50571**

Dear Mr. Purvin:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 9A. Controls and Procedures, page 75

Management's Report on Internal Control Over Financial Reporting, page 75

1.   We note you concluded that your internal control over financial reporting ("ICFR") was effective as of December 31, 2011. We further note your disclosure that the Company recorded a material adjustment at December 31, 2011, which was a result of incorrectly recognizing the effect of forfeitures on stock based compensation previously recorded; and that this adjustment was a result of inadequate controls related to accounting for those forfeitures. Please explain to us in sufficient detail the basis for your conclusion that ICFR was effective as of December 31, 2011 given

the material adjustment recorded at that date resulting from inadequate controls, or revise to disclose that your ICFR was not effective as of December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining